SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 9)1

Wilhelmina International, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

968235 101
(CUSIP Number)

John P. Murray
Newcastle Capital Management, L.P.
200 Crescent Court, Suite 1400
Dallas, Texas 75201
(214) 661-7474
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 19, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 19 Pages)

1                      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 968235 101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* ☐(a) ☐(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,614,513
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 48,614,513
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,614,513
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.4%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 968235 101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE CAPITAL MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* ☐(a) ☐(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH R EPORTING PERSON WITH	7	SOLE VOTING POWER 48,614,513
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 48,614,513
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,614,513
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.4%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 968235 101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE CAPITAL GROUP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* ☐(a) ☐(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,614,513
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 48,614,513
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,614,513
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.4%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 968235 101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NCM SERVICES INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* ☐(a) ☐(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,614,513
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 48,614,513
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,614,513
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.4%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 968235 101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SCHWARZ 2012 FAMILY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* ☐(a) ☐(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,614,513
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 48,614,513
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,614,513
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.4%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 968235 101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MARK E. SCHWARZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* ☐(a) ☐(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,614,513
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 48,614,513
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,614,513
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.4%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 968235 101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JOHN P. MURRAY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* ☐(a) ☐(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 50,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 968235 101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JAMES DVORAK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* ☐(a) ☐(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 968235 101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLINTON COLEMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* ☐(a) ☐(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 968235 101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LOREX INVESTMENT AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* ☐(a) ☐(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION SWITZERLAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,677,115
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 28,677,115
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,677,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 968235 101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DIETER ESCH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* ☐(a) ☐(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION GERMANY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,000
	8	SHARED VOTING POWER 28,677,115
	9	SOLE DISPOSITIVE POWER 500,000
	10	SHARED DISPOSITIVE POWER 28,677,115
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,177,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 968235 101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PETER MARTY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* ☐(a) ☐(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION SWITZERLAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,677,115
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,677,115
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,677,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 968235 101

The following constitutes Amendment No. 9 (“Amendment No. 9”) to the Schedule 13D (the “Schedule 13D” or “Statement”) filed by the undersigned relating to shares of common stock (the “Common Stock”) of Wilhelmina International, Inc., a Delaware corporation (the “Issuer”).  This Amendment No. 9 amends the Schedule 13D as specifically set forth.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety to read as follows:

(a) - (c)  This Statement is jointly filed by Newcastle Partners, L.P., a Texas limited partnership (“NP”), Newcastle Capital Management, L.P., a Texas limited partnership (“NCM”), Newcastle Capital Group, L.L.C., a Texas limited liability company (“NCG”), NCM Services Inc., a Delaware corporation (“NCMS”), the Schwarz 2012 Family Trust, a trust organized under the laws of the State of Texas (the “Schwarz Trust”), Mark E. Schwarz (“Schwarz”), John P. Murray, James Dvorak, Clinton Coleman, Lorex Investment AG, a Swiss corporation (“Lorex”), Dieter Esch (“Esch”) and Peter Marty (collectively, the “Reporting Persons”).  Each of NCM, as the general partner of NP, NCG, as the general partner of NCM, NCMS, as the sole member of NCG, the Schwarz Trust, as the sole stockholder of NCMS, and Mark E. Schwarz, as the sole trustee of the Schwarz Trust, may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all shares of Common Stock held by NP.  Because Dieter Esch is the sole stockholder of Lorex and Peter Marty is the sole officer and director of Lorex, Dieter Esch and Peter Marty may be deemed to be the beneficial owners of all shares of Common Stock held by Lorex.  Lorex, Mr. Esch and Mr. Marty are referred to herein as the “Esch Persons”. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

The Esch Persons previously filed a separate Schedule 13D.  As further explained under Item 6, the Esch Persons have been added as Reporting Persons to the Schedule 13D filed by NP, certain affiliated entities and Messrs. Schwarz, Murray, Dvorak and Coleman. Evan Stone resigned the position of General Counsel of the Issuer and accordingly no longer files as a Reporting Person.

Mark E. Schwarz is the President and CEO of NCM and the sole trustee of the Schwarz Trust. The principal business of NP is investing in securities. The principal business of NCM is investment management. The principal business of NCG is acting as general partner of NCM.  The principal business of NCMS is providing management and advisory services and investing in securities. The principal occupation of John P. Murray is serving as Chief Financial Officer of NCM.  The principal occupation of James Dvorak is serving as a Managing Director and investment professional of NCM. The principal occupation of Clinton Coleman is serving as Managing Director and investment professional of NCM.  The principal place of business for each of the foregoing Reporting Persons is 200 Crescent Court, Suite 1400, Dallas, Texas 75201.

The principal occupation of Dieter Esch is principal in the real estate brokerage business.  The principal occupation of Peter Marty is serving as the sole officer and director of Lorex.  The principal business of Lorex is investing in securities.  The principal place of business for Lorex is c/o Treuhand – u. Revisionsgesellschaft Mattig-Suter and Postner AG, Industriestrasse 22, Zug, CH-6302, Switzerland.  The principal place of business for Peter Marty is c/o Mattig-Suter und Partner, Bahnhofstrasse 28, Schwyz, CH-6431, Switzerland.  The principal place of business of Dieter Esch is Carretera Transpeninsular Km. 27.5, San Jose del Cabo, B.C.S. Mexico 23400.

CUSIP 968235 101

Mark E. Schwarz is Chairman of the Board and Executive Chairman of the Issuer.  John P. Murray is the Chief Financial Officer of the Issuer.   Messrs. Dvorak, Coleman and Esch are directors of the Issuer.

The officers and directors of NCMS are as follows: Mark Schwarz (sole director, chief executive officer) and John Murray (chief financial officer).  Mr. Marty serves as the sole director and officer of Lorex.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Messrs. Schwarz, Murray, Stone, Coleman and Dvorak are citizens of the United States of America. Mr. Esch is a citizen of Germany.  Mr. Marty is a citizen of Switzerland.

Item 3.          Source and Amount of Funds and Other Consideration

Item 3 is hereby amended to add the following last paragraph:

All shares of Common Stock beneficially owned by Lorex were issued to Lorex by the Issuer in connection with the closing of the Issuer’s acquisition of Wilhelmina International, Ltd. on February 17, 2009.  As of June 19, 2013, Mr. Esch had invested $70,265 (inclusive of brokerage commissions) in 500,000 shares of Common Stock of the Issuer.  The source of these funds was the personal funds of Mr. Esch.

Item 5.          Interest in Securities of the Issuer.

Item 5(a)-(b) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 117,406,051 shares outstanding as reported in the Company’s Form 10-Q as filed with the Securities and Exchange Commission on May 15, 2014.

As of the filing date of this Statement, NP beneficially owned 48,614,513 shares of Common Stock, representing approximately 41.4% of the issued and outstanding Common Stock of the Issuer.

CUSIP 968235 101

NCM (as the general partner of NP), NCG (as the general partner of NCM), NCMS (as the sole member of NCG), the Schwarz Trust (as the sole stockholder of NCMS) and Mr. Schwarz (as the sole trustee of the Schwarz Trust) may also be deemed to beneficially own the 48,614,513 shares of Common Stock beneficially owned by NP.

As of the filing date of this Statement, Lorex beneficially owned 28,677,115 shares of Common Stock, representing approximately 24.4% of the issued and outstanding Common Stock of the Issuer. Messrs. Esch (as sole stockholder of Lorex) and Marty (as sole director and sole officer) may also be deemed to beneficially own the 28,677,115 shares of Common Stock beneficially owned by Lorex.  In addition, Mr. Esch directly owns 500,000 shares of Common Stock.  Together with the shares of Common Stock owned by Lorex, Mr. Esch may be deemed to beneficially own 24.9% of the issued and outstanding Common Stock of the Issuer.

Mr. Murray beneficially owns 50,000 shares of Common Stock issuable upon the exercise of options granted to Mr. Murray in his capacity as an officer of the Issuer.

Messrs. Dvorak, Coleman and Marty do not currently beneficially own any securities of the Issuer.

(b)           By virtue of his position with NP, NCM, NCG, NCMS and as sole trustee of the Schwarz Trust, Mr. Schwarz has the sole power to vote and dispose of the shares of Common Stock beneficially owned by NP reported in this Statement.  Mr. Murray has the sole power to vote and dispose of the shares of Common Stock reported as beneficially owned by him in this Statement. Messrs. Esch and Marty share power to vote and dispose of the shares of Common Stock beneficially owned by Lorex reported in this Statement.  Mr. Esch has the sole power to vote and dispose of the shares of Common Stock reported as beneficially owned by him in this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following last paragraphs:

As previously disclosed in this Statement (including Amendment No. 3 filed on August 27, 2008 and Amendment No. 6 filed October 21, 2010), NP, Lorex and Esch are parties to a Mutual Support Agreement dated August 25, 2008, as amended on October 18, 2010 (the “Mutual Support Agreement”).  The rights and obligations thereunder of Brad Krassner and Krassner Family Investments L.P., who were also original signatories, terminated as a result of their disposition of Common Stock in September 2012. Pursuant to the Mutual Support Agreement, the parties agreed to, among other things, cause their representatives serving on the Issuer’s Board of Directors (the “Board”) to vote to nominate and recommend the election of individuals designated by such parties (three designees of NP and one designee of Esch at this time) and to vote their shares of Common Stock to elect such designees at any meeting of the Issuer’s shareholders or pursuant to any action by written consent in lieu of a meeting pursuant to which directors are to be elected to the Board.  In addition, each of NP, on the one hand, and Lorex and Esch, on the other hand, are obligated to cause their representatives serving on the Board to vote to nominate and recommend the election of, and to vote their respect shares in favor of, two additional independent director nominees selected from a list of individuals pre-approved by each of Esch and NP, respectively, subject to certain terms and conditions.  The parties also agreed to maintain the size of the Board at seven (7) directors.  As a result of the existence of the Mutual Support Agreement and their combined beneficial ownership of Common Stock (approximately 66.3% combined), NP, Schwarz (by virtue of his control of NP), Lorex and Esch (by virtue of his control of Lorex) together control the designation of six (6) of the seven (7) seats on the Board as a practical matter. The parties expect to continue to maintain such control for the foreseeable future.

CUSIP 968235 101

NP, Schwarz, Lorex and Esch have determined to jointly file this Schedule 13D to acknowledge their voting agreement in respect of the composition and size of the Board.  Accordingly, greater than 50% of the voting power for the election of directors of the Issuer is held by parties to this Schedule 13D.

Except as set forth in Mutual Support Agreement (the foregoing description of which is qualified in its entirety by the complete agreement, including amendments thereto, filed as exhibits to this Schedule 13D), NP and Schwarz, on the one hand, and Lorex and Esch, on the other hand, are not parties together to any other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the securities of the Issuer.

Item 7.          Materials to be Filed as Exhibits.

99.1
Joint Filing Agreement dated as of June 19, 2014 by and among Newcastle Partners, L.P., Newcastle Capital Group, L.L.C., Newcastle Capital Management, L.P., NCM Services Inc., the Schwarz 2012 Family Trust, Mark E. Schwarz, John Murray, Clinton Coleman, James Dvorak, Lorex Investment AG, Dieter Esch and Peter Marty.

CUSIP 968235 101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 19, 2014	NEWCASTLE PARTNERS, L.P.

By: Newcastle Capital Management, L.P.,
its General Partner

By:Newcastle Capital Group, L.L.C.,
its General Partner

By:NCM Services Inc.,
its Sole Member

By: /s/ Mark E. Schwarz
Mark E. Schwarz, its Chief Executive Officer

NEWCASTLE CAPITAL MANAGEMENT, L.P.

By: Newcastle Capital Group, L.L.C.,
its General Partner

By: NCM Services Inc.,
its Sole Member

By: /s/ Mark E. Schwarz
Mark E. Schwarz, its Chief Executive Officer

NEWCASTLE CAPITAL GROUP, L.L.C.

By: NCM Services Inc.,
its Sole Member

By: /s/ Mark E. Schwarz
Mark E. Schwarz, its Chief Executive Officer

CUSIP 968235 101

NCM SERVICES INC.

By: /s/ Mark E. Schwarz
Mark E. Schwarz, its Chief Executive Officer

SCHWARZ 2012 FAMILY TRUST

By: /s/ Mark E. Schwarz
Mark E. Schwarz, Trustee

/s/ Mark E. Schwarz
MARK E. SCHWARZ

/s/ John P. Murray
JOHN P. MURRAY

/s/ James Dvorak
JAMES DVORAK

/s/ Clinton Coleman
CLINTON COLEMAN

LOREX INVESTMENT AG

By: /s/ Peter Marty
Peter Marty, Director

/s/ Dieter Esch
DIETER ESCH

/s/ Peter Marty
PETER MARTY